Exhibit 23.2

CONSENT OF INDEPENDENT AUDITOR

As independent auditors, we hereby consent to the use of our report dated December 9, 2013, relating to the financial statements of InsightsOne Systems, Inc., (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the uncertainty of InsightsOne Systems, Inc.’s ability to continue as a going concern) as of and for the year ended December 31, 2012, in this Registration Statement and prospectus, which is part of said Registration Statement. We also consent to the reference to our firm under the caption “Experts” in the prospectus, which is part of said Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

March 27, 2015